Exhibit 99.1

PRESS RELEASE

13 April 2018

GOXD Memto™ Live Picture Frame Receives The Certificate of Merit of The Hong Kong ICT Awards 2018 under Smart Living (Smart Lifestyle) Category

GOXD Technology Limited, a wholly owned subsidiary of Integrated Media Technology Limited (ASX: ITL) (Nasdaq: IMTE), has received the Certificate of Merit of the Hong Kong ICT Awards (HKICT Awards) 2018 with their Memto™ Live Picture Frame under the Smart Living (Smart Lifestyle) category. The announcement was made at the official Category Presentation Award Ceremony on 29 March 2018.

The Chief Executive, Mrs Carrie Lam, attended the Hong Kong ICT Awards 2018 Awards Presentation Ceremony. Photo shows Mrs Lam (eighth left); the Secretary for Innovation and Technology, Mr Nicholas W Yang (seventh left); the Permanent Secretary for Innovation and Technology, Mr Cheuk Wing-Hing (sixth left); the Government Chief Information Officer, Mr Allen Yeung (fifth left); the Chairman of the Hong Kong ICT Awards 2018 Grand Judging Panel, Professor Stephen Cheung (ninth left), and other guests at the ceremony. (Source from: The Government of the HKSAR - Press Release)

The Hong Kong ICT Awards was established in 2006, aiming to build a locally recognized and internationally acclaimed brand of ICT awards in Hong Kong. In 2018, a total of 1,160 entries competed for this year's awards, GOXD Memto™ Live Picture Frame is one of the winners among some of the top industry players. It is a great recognition to GOXD on its outstanding product innovation and smart application which promotes and facilitates a smart mode of enjoyable and convenient living.

GOXD Memto™ Live Picture Frame is the world's first cloud-based 4K glasses-free 3D picture frame that provides a complete picture management solution, from a unique 4K3D display and LivePhoto playback, photos editing, 2K-to-4K upscaling and 2D-to-3D conversion. Memto™ cloud service provides a database of millions of images from the "MemtoWorld" application platform, which acts as a digital gallery for worldwide artists to showcase their works and for MEMTO users to download and showcase at home.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

"Memto™ Live Picture Frame and MemtoWorld, the cloud base content database, are not just innovative products, it is a photo frame ecosystem," said Dr. Herbert Ying Chiu Lee, CEO of GOXD. "The MemtoWorld platform has a very great potential to expand to millions of users in a relatively short time, which creates a new database of photo content, artist, and users in the near future."

GOXD
Go • Extra Dimension
GOXD
GOXD
Memto™

Memto™ Live Picture Frame

2018 Hong Kong ICT Awards (Smart Living) - GOXD Memto™ Live Picture Frame

On behalf of the Board,

Yours sincerely,

/S/ Dr. Herbert Ying Chiu Lee

Dr. Herbert Ying Chiu Lee

Executive Chairman and Chief Executive Officer

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

For further information on this announcement, please contact:

Mr. George Yatzis

Company Secretary

E: compsec@imtechltd.com

About IMT

Further information on IMT is available at www.imtechltd.com

About GOXD

GOXD Technology Limited, is a wholly owned subsidiary of Integrated Media Technology Limited (ASX: ITL) (Nasdaq: IMTE), is a technology company focused on designing and creating products that bring brand-new sensory experiences to people everywhere. GOXD stands for "GO. Extra Dimension", which denotes a shared vision of stepping outside the comfort zone, making new things and enjoying a 'new dimension' of life. We believe glasses-free 3D is the future of visual display and we have utilized several patented 3D technologies in Integrated Media Technology Limited to design and develop a range of innovative lifestyle products, aiming to make glasses-free 3D technology more accessible to all, enabling exciting new visual experiences.

For more information about GOXD, please visit www.goxdmemto.com

Cautionary Statement

Certain statements contained in this announcement constitute forward looking statements within the meaning of applicable securities laws including, among others, statements made or implied relating to the Company's objectives, strategies to achieve those objectives, the Company's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements generally can be identified by words such as "objective", "may", "will", "expect", "likely", "intend", "estimate", "anticipate", "believe", "should", "plans" or similar expressions suggesting future outcomes or events. Such forward looking statements are not guarantees of future performance and reflect the Company's current beliefs based on information currently available to management. Such statements involve estimates and assumptions that are subject to a number of known and unknown risks, uncertainties and other factors inherent in the business of the Company which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward looking statements in light of the risks set forth above. Except as required by applicable securities laws, the Company assumes no obligation to update or revise any forward-looking statements to reflect new information or the occurrence of future events or circumstances.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948